Via Facsimile and U.S. Mail
Mail Stop 6010

March 9, 2009

Dr. Raafat E.F. Fahim, Ph.D.
President and Chief Executive Officer
Nabi Biopharmaceuticals
12276 Wilkins Avenue
Rockville, MD 20852

Re: Nabi Biopharmaceuticals
Form 10-K for the Year Ended December 31, 2007
Filed February 28, 2008
File No. 000-04829

Dear Dr. Fahim:

        We have completed our review of your annual report on Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        Jeffrey P. Riedler
                                        Assistant Director